510 4th Street North

Watkins, MN  55389

(320) 764-5797 tel

(320) 764-5799 fax

June 21, 2011

RE:  International Barrier Technology, File No. 0-20412, Letter Dated June 15, 2011

Dear Mr. Cash,

Thank you for taking the time this morning to speak with me and allow me to provide a brief verbal explanation.

In addition, we wish to request the favor of an extension of an additional three weeks to provide our response.

Sincerely,

/s/ David Corcoran

David Corcoran

CFO, International Barrier Technology

(800) 638-4570 (Watkins, MN)

(604) 317-6984 (Vancouver, BC)